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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                (AMENDMENT NO. 7)

                        LAZARE KAPLAN INTERNATIONAL INC.
                                (Name of issuer)


                     Common Stock, $1.00 Par Value Per Share
                         (Title of class of securities)


                                   521078-10-5
                                 (CUSIP number)


                    Warshaw Burstein Cohen Schlesinger & Kuh
            555 Fifth Avenue, New York, New York 10017 (212) 984-7700
                     Attn: Frederick R. Cummings, Jr., Esq.
 (Name, address and telephone number of person authorized to receive notices and communications)


                                 April 30, 1996
             (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class.) (See Rule 13d-7)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.




                         (Continued on following pages)


                               Page 1 of 9 pages



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CUSIP NO. 521078-10-5                                          Page 2 of 9 pages

_______________________________________________________________________________
1.      Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

        Maurice Tempelsman
        S.S. No. ###-##-####

_______________________________________________________________________________
2.      Check the Appropriate Box if a Member of a Group
        (See Instructions)                                      (a) [X]
                                                                (b) [ ]

_______________________________________________________________________________
3.      SEC Use Only


_______________________________________________________________________________
4.      Source of Funds (See Instructions)                      N/A


_______________________________________________________________________________
5.      Check if Disclosure of Legal Proceedings is
        Required Pursuant to Items 2(d) or 2(e)                 [ ]


_______________________________________________________________________________
6.      Citizenship or Place of Organization                    United States


_______________________________________________________________________________
                             7.     Sole Voting Power           3,865,350
        Number of Shares
                             ___________________________________________________
          Beneficially       8.     Shared Voting Power         0
         Owned by Each
                             ___________________________________________________
           Reporting         9.     Sole Dispositive Power      3,865,350
          Person With
                             ___________________________________________________
                             10.    Shared Dispositive Power    0

_______________________________________________________________________________
11.     Aggregate Amount Beneficially Owned by Each
        Reporting Person                                        3,865,350


_______________________________________________________________________________
12.     Check if the Aggregate Amount in Row (11) Excludes
        Certain Shares (See Instructions)                       [ ]


_______________________________________________________________________________
13.     Percent of Class Represented by Amount in Row (11)      62.8%


_______________________________________________________________________________
14.     Type of Reporting Person (See Instructions)             IN





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CUSIP No. 521078-10-5                                         Page 3 of 9 pages



_______________________________________________________________________________
1.      Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

        Leon Tempelsman
        S.S. No. ###-##-####

_______________________________________________________________________________
2.      Check the Appropriate Box if a Member of a Group
        (See Instructions)                                      (a) [X]
                                                                (b) [ ]

_______________________________________________________________________________
3.      SEC Use Only


_______________________________________________________________________________
4.      Source of Funds (See Instructions)                      N/A


_______________________________________________________________________________
5.      Check if Disclosure of Legal Proceedings is
        Required Pursuant to Items 2(d) or 2(e)                 [ ]


_______________________________________________________________________________
6.      Citizenship or Place of Organization                    United States


_______________________________________________________________________________
                             7.     Sole Voting Power           1,681,895
        Number of Shares
                             ___________________________________________________
          Beneficially       8.     Shared Voting Power         0
         Owned by Each
                             ___________________________________________________
           Reporting         9.     Sole Dispositive Power      1,589,873
          Person With
                             ___________________________________________________
                             10.    Shared Dispositive Power    0


_______________________________________________________________________________
11.     Aggregate Amount Beneficially Owned by Each
        Reporting Person                                        1,887,445


_______________________________________________________________________________
12.     Check if the Aggregate Amount in Row (11) Excludes
        Certain Shares (See Instructions)                        [ ]


_______________________________________________________________________________
13.     Percent of Class Represented by Amount in Row (11)       30.7%


_______________________________________________________________________________
14.     Type of Reporting Person (See Instructions)              IN






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CUSIP No. 521078-10-5                                         Page 4 of 9 pages



_______________________________________________________________________________
1.      Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

        Leon Tempelsman & Son
        I.R.S. No. 13-3208438

_______________________________________________________________________________
2.      Check the Appropriate Box if a Member of a Group
        (See Instructions)                                      (a) [X]
                                                                (b) [ ]

_______________________________________________________________________________
3.      SEC Use Only


_______________________________________________________________________________
4.      Source of Funds (See Instructions)                      N/A


_______________________________________________________________________________
5.      Check if Disclosure of Legal Proceedings is
        Required Pursuant to Items 2(d) or 2(e)                 [ ]


_______________________________________________________________________________
6.      Citizenship or Place of Organization                    New York


_______________________________________________________________________________
                             7.     Sole Voting Power           1,528,416
        Number of Shares
                             __________________________________________________
          Beneficially       8.     Shared Voting Power         0
         Owned by Each
                             __________________________________________________
           Reporting         9.     Sole Dispositive Power      1,528,416
          Person With
                             __________________________________________________
                             10.    Shared Dispositive Power    0


_______________________________________________________________________________
11.     Aggregate Amount Beneficially Owned by Each
        Reporting Person                                        1,528,416
_______________________________________________________________________________
12.     Check if the Aggregate Amount in Row (11) Excludes
        Certain Shares (See Instructions)                       [ ]


_______________________________________________________________________________
13.     Percent of Class Represented by Amount in Row (11)      24.8%


_______________________________________________________________________________
14.     Type of Reporting Person (See Instructions)             PN






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CUSIP No. 521078-10-5                                         Page 5 of 9 pages


               The Schedule 13D originally filed with the Securities and Exchange Commission (the "SEC") on September 27, 1983 is hereby amended and restated in its entirety.

Item 1.  Security and Issuer

               This statement (the "Statement") relates to the Common Stock, par value $1.00 per share ("Common Stock"), of Lazare Kaplan International Inc., a Delaware corporation ("LKI"), whose principal executive offices are located at 529 Fifth Avenue, New York, New York 10017.

Item 2.  Identity and Background

               a. This Statement is being filed on behalf of Maurice Tempelsman, Leon Tempelsman, and Leon Tempelsman & Son, a New York limited partnership of which Maurice Tempelsman and Leon Tempelsman are the general partners ("LTS").

               b. The business address for each of Maurice Tempelsman, Leon Tempelsman and LTS is 529 Fifth Avenue, New York, New York 10017.

               c. The present principal occupation or employment of Maurice Tempelsman is Chairman of the Board of Lazare Kaplan International Inc. The present principal occupation or employment of Leon Tempelsman is President of Lazare Kaplan International Inc. The principal business of LTS is seeking venture capital opportunities as well as the rendering of advisory services in international exploration, development, mining and manufacturing activities relating to various minerals.

               d. During the last five years, neither LTS, Maurice Tempelsman nor Leon Tempelsman has been convicted in a criminal proceeding.

               e. During the last five years, neither LTS, Maurice Tempelsman nor Leon Tempelsman was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating




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CUSIP No. 521078-10-5                                          Page 6 of 9 pages

activities subject to, federal or state securities laws or finding any violation with respect to such laws.



               f. LTS is a New York limited partnership. Each of Maurice Tempelsman and Leon Tempelsman are citizens of the United States.

Item 3.  Source and Amount of Funds or Other Consideration

               Not applicable.

Item 4.  Purpose of the Transaction

               Not applicable.

Item 5.  Interest In Securities of the Issuer

               LTS is the record owner of 1,528,416 shares of Common stock representing 24.8% of the issued and outstanding shares of Common Stock of LKI.

               The following sales of Common Stock, all of which were effected in open market transactions, have been made by Maurice Tempelsman since the filing of Amendment No. 6:

        Date            No. of Shares        Price per Share
        ----            -------------        ---------------
        4/17/96               2,700                $11.33
        4/18/96               7,300                $11
        4/22/96               6,400                $11.0273
        4/23/96               2,600                $11
        4/24/96              16,600                $11.0233


               The following bona fide gifts of Common Stock have been made by Maurice Tempelsman since the filing of Amendment No.6:

               Date                 No. of Shares
               ----                 -------------
               12/22/94                10,700
               3/26/96                 12,480


               Maurice Tempelsman is the record and beneficial owner of 2,336,934 shares of Common Stock and is deemed to



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CUSIP No. 521078-10-5                                          Page 7 of 9 pages



own beneficially the 1,528,416 shares of Common Stock owned by LTS.
Mr. Tempelsman has sole power to vote and dispose of all of the foregoing shares, or an aggregate of 3,865,350 shares of Common Stock, representing 62.8% of the issued and outstanding Common Stock of LKI.

               Leon Tempelsman is the record holder of 61,457 shares of Common Stock, of which 34,641 shares are held as custodian for his children. Mr. Tempelsman is deemed to own beneficially 2,240 shares held of record by his spouse, an aggregate of 53,541 shares held of record by his two sisters, 34,641 shares held of record by one of his sisters as custodian for her children, and 1,600 shares held of record by his brother-in-law, as to all of which shares Mr. Tempelsman has been granted a proxy. In addition, Mr. Tempelsman is deemed to own beneficially the 1,528,416 shares of Common Stock owned by LTS and 205,550 shares of Common Stock which are the subject of currently exercisable options granted to Mr. Tempelsman pursuant to LKI's 1988 Stock Option Incentive Plan. Mr. Tempelsman has sole power to vote all of the foregoing shares, or an aggregate of 1,887,445 shares of Common Stock representing 30.7% of the issued and outstanding Common Stock of LKI, and has sole power to dispose of the 61,457 shares held by him of record, the 205,550 shares issued to him upon the exercise of his options, and the 1,528,416 shares held by LTS.

Item 6.        Contracts, Arrangements, Understandings or
               Relationships With Respect to Securities of the
               Issuer
               ___________________________________________________________

               Each of Cathy Tempelsman, Marcy Tempelsman Meiller, Rena Speisman and Scott Meiller, Leon Tempelsman's wife, sisters and brother-in-law, respectively, has appointed Mr. Tempelsman proxy to represent each of them at any annual or special meeting of shareholders of LKI held on or prior to December 31, 2001, and to vote all shares of Common Stock of LKI which such person would be entitled to vote thereat.



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CUSIP No. 521078-10-5                                          Page 8 of 9 pages


Item 7.        Material to be Filed as Exhibits

               (i) Agreement of Joint Filing of Schedule 13D among Maurice Tempelsman, Leon Tempelsman and Leon Tempelsman & Son (previously filed).

               (ii) (a) Proxy, dated May 8, 1996, from Cathy Tempelsman to Leon Tempelsman.

                      (b) Proxy, dated May 8, 1996, from Marcy
                      Tempelsman Meiller to Leon Tempelsman.

                      (c) Proxy, dated May 8, 1996, from Rena Speisman to Leon Tempelsman.

                      (d) Proxy, dated May 8, 1996, from Scott Meiller to Leon Tempelsman.







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CUSIP No. 521078-10-5                                          Page 9 of 9 pages


               After reasonable inquiry and to the best of the knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this Amendment No. 7 to the Schedule 13D filed by the undersigned is true, complete and correct.

May 13, 1996

                                    /s/ Maurice Tempelsman
                                    ______________________________________
                                    Maurice Tempelsman


                                    /s/ Leon Tempelsman
                                    ______________________________________
                                    Leon Tempelsman


                                    Leon Tempelsman & Son

                                    By: /s/ Maurice Tempelsman
                                    ______________________________________
                                    Maurice Tempelsman,
                                    General Partner

                                    By: /s/ Leon Tempelsman
                                    ______________________________________
                                    Leon Tempelsman,
                                    General Partner


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